SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 6)*

SIFCO Industries, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

826546103

(CUSIP Number)

Janice G. Carlson, Trustee

31556 Tres Lomas

Bulverde, TX 78163

210-602-5353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Janice G. Carlson, Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,775,498
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30%[1]
14.	Type of Reporting Person (See Instructions) OO

[1]

Calculated based on 5,916,123 shares of Common Stock, $1.00 par value, of SIFCO Industries, Inc., outstanding as of October 31, 2020, as reported in SIFCO Industries, Inc.’s annual report on Form 10-K for the year ended September 30, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Charles H. Smith, III, Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 1,775,498
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,775,498
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 30%[2]
14.	Type of Reporting Person (See Instructions) OO

[2]

Calculated based on 5,916,123 shares of Common Stock, $1.00 par value, of SIFCO Industries, Inc., outstanding as of October 31, 2020, as reported in SIFCO Industries, Inc.’s annual report on Form 10-K for the year ended September 30, 2020.

Item 1.	Security and Issuer

This statement relates to Common Stock, par value $1.00 per share (“Common Stock”), of SIFCO Industries, Inc., an Ohio corporation (“SIFCO”), whose principal executive offices are located at 970 East 64th Street, Cleveland, Ohio 44103.

Item 2.	Identity and Background

This statement is filed by Janice G. Carlson and Charles H. Smith, III as trustees (collectively, the “Trustees”) under the Voting Trust Agreement, dated January 31, 2017 (as extended by that certain Voting Trust Extension Agreement, dated January 18, 2019) and the Voting Trust Extension Agreement, dated January 27, 2021 and effective as of February 1, 2021, which extends the Voting Trust until February 1 2023, as per the attached exhibit (collectively, the “Voting Trust Agreement”).

Information as to each of these individuals is set forth below:

(a) This statement is being filed by: Janice G. Carlson and Charles H. Smith, III.

(b) The addresses of the reporting persons are as follows:

Mrs. Carlson’s residence address is 31556 Tres Lomas, Bulverde, TX 78163.

Mr. Smith’s residence address is 10506 Chancery Court, Fairfax, VA 22030.

(c) The reporting persons’ present principal occupations and, where applicable, name, principal business and address of such employment are as follows:

Mrs. Carlson’s present principal occupation is homemaker.

Mr. Smith’s present principal occupation is Chief Financial Officer at 3-iT Accounting and Financial Services Corp. (an accounting firm), 1800 Diagonal Road, Suite 600, Alexandria, VA 22314.

(d) Neither Mrs. Carlson nor Mr. Smith has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither Mrs. Carlson nor Mr. Smith has, during the last five years, been a party to any civil proceeding as a result of which he or she is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mrs. Carlson and Mr. Smith are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the terms of the Voting Trust Agreement, the shareholders party to such agreement have deposited with Mrs. Carlson and Mr. Smith, as Trustees, 1,775,498 shares of SIFCO Common Stock.

Item 4.	Purpose of Transaction

The purpose of the formation of the Voting Trust Agreement is to continue the investment in SIFCO of the shareholders party to the Voting Trust Agreement and to continue to maintain the stability of SIFCO through the Trustees’ exercise of voting control over the SIFCO Common Stock in the Voting Trust. This statement is being filed due to the entrance of the signing shareholders into a new Voting Trust Agreement, which has a term of two years (unless extended or earlier terminated in accordance with its terms).

The Trustees have no plan or proposal that would result in:

(a) the acquisition or disposition of any additional SIFCO securities by any person;

(b) an extraordinary corporate transaction such as a merger, reorganization or liquidation involving SIFCO or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of SIFCO or any of its subsidiaries;

(d) any change in the present Board of Directors or management of SIFCO, including any plan or proposal to change the number or term of directors or fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of SIFCO;

(f) any other material change in SIFCO’s business or corporate structure;

(g) changes in SIFCO’s Articles of Incorporation or Regulations or instruments corresponding thereto or other actions which may impede the acquisition of control of SIFCO by any person;

(h) causing a class of securities of SIFCO to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of SIFCO becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a), (b) The aggregate number of SIFCO shares of Common Stock subject to the Voting Trust Agreement is 1,775,498, constituting approximately 30% of the 5,916,123 shares of Common Stock of SIFCO outstanding as of October 31, 2020, as reported in SIFCO’s annual report on Form 10-K for the fiscal year ended September 30, 2020. The ownership of voting trust certificates under the Voting Trust Agreement is set forth on the signature pages thereto. Mrs. Carlson and Mr. Smith, as Trustees, share the power to vote the Common Stock subject to the Voting Trust Agreement. Although the Trustees do not have the power to dispose of the Common Stock subject to the Voting Trust, they share the power to terminate the Voting Trust or to return Common Stock subject to the Trust to holders of voting trust certificates.

(c) There were no transactions in the Common Stock during the past 60 days by Mrs. Carlson or Mr. Smith.

(d) Under the terms of the Voting Trust Agreement, all dividends paid with respect to shares of SIFCO subject to the Voting Trust Agreement are distributed to the holders of the related voting trust certificates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the reporting persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of SIFCO.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Voting Trust Extension Agreement dated January 27, 2021.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2021	/s/ Charles H. Smith, III
Charles H. Smith, III, Trustee

/s/ Janice G. Carlson
Janice G. Carlson, Trustee